Ridgeway
Petroleum Corp.

#82 - 1819

July 27, 2005

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N.W.
Washington 20549 , D.C.

RE: RIDGEWAY PETROLEUM CORP. - #82-1819 - Formerly Brenwest Mining Limited

Dear Sir/Madam:

Enclosed for your files are two copies of our July 27, 2005 news release.

Best Regards,

Christiane Koeksal
Office Manager
RIDGEWAY PETROLEUM CORP.
encl/

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway
Petroleum Corp.

NEWS RELEASE

Ridgeway Appoints Rodney L. Eson Chairman

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, July 27, 2005--Ridgeway Petroleum Corp. (the "Company") is pleased to announce the appointment of Rodney L. Eson as Chairman of its Board of Directors effective immediately. Mr. Eson has been a Director of the Company since November 2004.

Rodney L. Eson is Chief Executive Officer of Foothill Energy, LLC, a company he founded in 2004. He holds a BSc. Degree in Mechanical Engineering and during the period 1971 to 2004 held a series of technical and executive positions with General Dynamics Corporation, Century Oil Management, Inc., Enhanced Petroleum Technology, Inc. and Venoco, Inc.

Consequent upon his appointment as Chairman of the Board, the Company granted Mr. Eson, subject to regulatory approval, incentive stock options entitling the purchase, for a period of five years, of up to 100,000 shares of the Company at a price of $0.95 per share pursuant to the terms of the Company's Stock Option Plan approved by shareholders on June 15, 2005.

For more information, please contact Don Currie toll free 1-888-990-3551 or visit our website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

FOR [signature]

Barry D. Lasker, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway
Petroleum Corp.

COPY

NEWS RELEASE

Ridgeway Appoints Rodney L. Eson Chairman

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, July 27, 2005--Ridgeway Petroleum Corp. (the "Company") is pleased to announce the appointment of Rodney L. Eson as Chairman of its Board of Directors effective immediately. Mr. Eson has been a Director of the Company since November 2004.

Rodney L. Eson is Chief Executive Officer of Foothill Energy, LLC, a company he founded in 2004. He holds a BSc. Degree in Mechanical Engineering and during the period 1971 to 2004 held a series of technical and executive positions with General Dynamics Corporation, Century Oil Management, Inc., Enhanced Petroleum Technology, Inc. and Venoco, Inc.

Consequent upon his appointment as Chairman of the Board, the Company granted Mr. Eson, subject to regulatory approval, incentive stock options entitling the purchase, for a period of five years, of up to 100,000 shares of the Company at a price of $0.95 per share pursuant to the terms of the Company's Stock Option Plan approved by shareholders on June 15, 2005.

For more information, please contact Don Currie toll free 1-888-990-3551 or visit our website at www.ridgewaypetroleum.com.

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

ON BEHALF OF THE BOARD OF DIRECTORS

FOR ______________________
Barry D. Lasker, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 11 2005
WASH, D.C. 190

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com